

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2024

Peter Griffith
Executive Vice President and Chief Financial Officer
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320

> **Re: Amgen Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-37702**

Dear Peter Griffith:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis, page 61

1. We note within your earnings release on Form 8-K and in your earnings call transcript that you discuss quantified details of changes in sales including, but not limited to, by volume growth and net selling prices for total revenue, as well as details for specific products and certain regions. Please tell us what consideration you gave to providing these discussions of changes in quantitative terms within MD&A in addition to your qualitative discussions of operating results in consideration of Item 303(b)(iii)(3) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lynn Dicker at 202-551-3616 or Kevin Kuhar at 202-551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences